Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No 333-140778
(Supplementing the Preliminary Prospectus Supplement
related to the common stock dated February 20, 2007)
Mylan Laboratories Inc.
Terms and Conditions of Common Stock Offering

Total shares offered:	22,750,000.
Over-allotment option shares:	3,412,500.
Public offering price per share:	$19.50.
Underwriting discount per share:	$0.78.
Proceeds, before expenses:	$425,880,000 ($489,762,000 if the over-allotment option is exercised in full).
Concurrent offering of convertible senior notes	Concurrently with this offering, the issuer offered $550 million aggregate principal amount of 1.25% Senior Convertible Notes due 2012 (plus an underwriters’ option to purchase up to an additional $50 million aggregate principal amount to cover over-allotments). The notes are convertible by holders at a conversion rate of 44.5931 shares of common stock per $1,000 principal amount of notes (subject to adjustment in certain circumstances), which represents an initial conversion price of approximately $22.43 per share.

Neither offering is conditioned on the other.
The shareholders initially anticipated to sell shares of Mylan common stock in the offering have elected not to participate at this time. The selling shareholders have agreed not to sell or transfer any shares of our common stock beneficially owned by them after this offering for 90 days after March 1, 2007 (subject to certain exceptions) without first obtaining the written consent of Merrill Lynch. After that period, the 6,859,100 shares of common stock held by them, including 2,750,000 shares that were initially expected to be sold in this offering, will be available for resale. In addition, these shares will be eligible to be registered under a shareholders’ agreement among us and the selling shareholders.
The issuer has filed a registration statement (including prospectuses and supplements thereto) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the prospectuses (and the supplements thereto) in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in these offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-500-5408.